Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 12, 2009, relating to the consolidated financial statements and financial statement schedule of inContact, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment and SFAS No. 157, Fair Value Measurements), and our report dated March 12, 2009, relating to the effectiveness of inContact, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of inContact, Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah

March 17, 2009